UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   IPEC HOLDINGS INC. (fka GOLDEN HOLE, INC.)
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   46262M 10 7
                                 (CUSIP Number)


             FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 24, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46262M 10 7                                               PAGE 2 OF 4


                                  SCHEDULE 13D

   1         NAME OF REPORTING PERSON       JOSEPH GIORDANO, JR.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
             (See Instructions)                                         (b) [x]

   3         SEC USE ONLY

   4         SOURCE OF FUNDS (See Instructions)
             PF

   5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

   6         CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

  NUMBER OF            7                SOLE VOTING POWER
   SHARES                               4,027,998
BENEFICIALLY           8                SHARED VOTING POWER
  OWNED BY                              0
    EACH               9                SOLE DISPOSITIVE POWER
  REPORTING                             4,027,998
 PERSON WITH           10               SHARED DISPOSITIVE POWER
                                        0

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             4,027,998

   12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                      [ ]

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             40.4%

   14        TYPE OF REPORTING PERSON*
             IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 46262M 10 7                                               PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER.

Common shares

IPEC Holdings Inc. (fka Golden Hole, Inc.)
RD #3, Box 7-A
Northgate Industrial Park
New Castle, Pennsylvania 16105

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name:  Joseph Giordano, Jr.

(b) Residence or business address: RD #1, Box 610, New Wilmington, Pennsylvania 16142

(c) Present principal occupation: businessman - President of International Plastics and Equipment Corp., RD #3, Box 7-A, Northgate Industrial Park, New Castle, Pennsylvania 16105

(d)      Convictions in the last 5 years:  None

(e)      Securities law violations in the last 5 years:  None

(f)      Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used for the acquisition of the shares of the issuer were the personal investment funds of Joseph Giordano, Jr. and no sums were borrowed from any source to make these acquisitions.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Giordano acquired 4,147,946 shares in January 2002 to effect the share exchange between Golden Hole, Inc. and International Plastics and Equipment Corp. In December 2002, Mr. Giordano gifted 22,948 shares. He purchased a total of 3,000 shares over-the-counter in December 2002 and February 2003. On February 12, 2003, Mr. Giordano transferred 4,124,998 shares to Plymouth Partners L.P. in exchange for an interest in that limited partnership. On April 24, 2003, Plymouth Partners, L.P. transferred 4,024,998 shares back to Mr. Giordano.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      Aggregate number of shares:  4,027,998 shares of common stock; 40.4%

(b) Number of shares with sole voting and dispositive power: 4,027,998 shares of common stock; 40.4%

(c) Transactions effected during the past 60 days: On April 24, 2003, Plymouth Partners, L.P. transferred 4,024,998 shares back to Mr. Giordano.

(d)      Not applicable.

(e)      Not applicable.

CUSIP NO. 46262M 10 7                                               PAGE 4 OF 4



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



04-25-03                                /s/ JOSEPH GIORDANO, JR.
----------------                        ---------------------------------------
                                        Joseph Giordano, Jr.